Exhibit 99.1

08 April 2011
Sterlite Industries (I) Ltd.
Production Release for the Fourth Quarter and
Year Ended 31 March 2011
Highlights
•	Record production of mined zinc-lead and refined zinc at Zinc-India in Q4 and full year

•	Record sales of commercial power in Q4

•	Completed acquisition of Anglo American’s zinc assets
Zinc-Lead-Silver — India
Mined metal production was a record 231,000 tonnes in Q4 and 840,000 tonnes for the full year, 19% and 9% higher than the corresponding prior year periods, respectively, due to higher contributions from Rampura Agucha and Sindesar Khurd mines.
Refined zinc production was 29% higher at 194,000 tonnes in Q4, and 23% higher at 712,000 tonnes for the year. The new 210 ktpa Rajpura Dariba Smelter, which was commissioned in March 2010, contributed 46,000 tonnes and 165,000 tonnes during Q4 and the full year respectively. Lead production was 10% lower at 18,000 tonnes in Q4, and was 13% lower at 63,000 tonnes for the year. Sale of surplus zinc and lead concentrate was 30,000 and 18,000 dry metric tonnes in Q4 and 66,000 and 39,000 dry metric tonnes during the full year, respectively.
Silver production was 50,000 kilograms in Q4, in line with the corresponding prior quarter. Silver production for the year was marginally higher at 179,000 kilograms. Commissioning of the 100 ktpa lead smelter at Dariba is expected to be completed in Q1 FY2011-12, which will increase lead and silver production. The new 1.5 mtpa mill at SK Mine is ramping up well, and is expected to achieve its rated capacity in FY 2011-12.
Zinc — International
The acquisition of Skorpion Zinc, Namibia was completed in December 2010. The acquisitions of Black Mountain Mines, South Africa and Lisheen Mines, Ireland were completed in February 2011. For the full year, mined zinc-lead production at Lisheen and Black Mountain was 282,000 tonnes and refined zinc production at Skorpion Zinc was 152,000 tonnes. Production for the year post acquisition by Vedanta was 44,000 tonnes of mined zinc and lead metal, and 50,000 tonnes of refined zinc metal.

Sterlite Industries (I) Ltd.
Production Release for the Fourth Quarter and Year Ended 31 March 2011
Copper — India and Australia
Copper cathode production at the Tuticorin smelter was 80,000 tonnes in Q4, in line with the corresponding prior quarter. Annual copper cathode production was 304,000 tonnes, 9% lower due to the planned bi-annual shutdown in June-July for 22 days and a temporary shutdown following the High Court order in end September. The company’s petition challenging the High Court order is being heard by the Supreme Court, and the unit is currently operational at its full capacity.
Mined metal production at our Australian mines was 5,000 tonnes and 23,000 tonnes during Q4 2011 and FY 2010-11, respectively.
Aluminium
Aluminium production was 62,000 tonnes and 255,000 tonnes during Q4 and the full year, 3% lower and 2% higher, respectively, as compared with the corresponding prior periods.
Construction at the 1,200 MW CPP at BALCO is progressing well and the first unit is expected to be synchronized in Q1 FY 2011-12.
Energy
Power sales were 1,048 million units and 2,689 million units during Q4 and the full year, as compared with 406 million units and 1,416 million units during the corresponding prior periods, respectively. The operation of two 600 MW units of the Jharsuguda 2,400 MW IPP contributed to the increase.
The remaining two units of the Jharsuguda 2,400 MW IPP are expected to be synchronized in Q2 and Q3 of FY 2011-12, respectively. The first 600 MW unit of the Jharsuguda 2,400 MW IPP was capitalised on 1 March 2011. Transmission lines are being set up to enhance existing evacuation facilities of 1,050 MW. The additional transmission capacity is expected to be completed by Q3 FY2011-12.
Work at the 2,640 MW power project at Talwandi Sabo is progressing as scheduled. Six shiploads of material have been received, and erection of the first boiler structure is in progress.
48 MW of the 150 MW expansion in wind power generation capacity announced in January 2011 was commissioned during the quarter, and the remaining 102 MW is expected to be commissioned in FY2011-12. Post the expansion, the Company’s wind power generation capacity will increase to 273 MW.

Sterlite Industries (I) Ltd.
Production Release for the Fourth Quarter and Year Ended 31 March 2011
Production Summary (Unaudited)

		( in ’000 tonnes, except as stated)
	Quarter ended 31st March			Year Ended 31st March
Particulars	2011	2010	Change	2011	2010	Change
Zinc India
Mined metal content	231	194	19%	840	769	9%
Zinc — refined	194	150	29%	712	578	23%
Lead — refined [1]	18	20	(10%)	63	72	(13%)
Silver (in ‘000 Kgs) [2]	50	51	(2%)	179	176	2%
Zinc International [3]
Mined metal content — BMM and Lisheen	44	—	—	44	—	—
Zinc — refined	37	—	—	50	—	—
Copper — India / Australia
Copper — Mined metal content	5	7	(29%)	23	24	(4%)
Copper — Cathodes	80	80	—	304	334	(9%)
Alumina
Korba I [4]	—	—	—	—	43	—
Aluminium
Korba II	62	64	(3%)	255	250	2%
Korba I [4]	—	4	—	—	19	—
Energy (in million units)[5]	1,048	406	158%	2,689	1,416	90%
SEL	571	—	—	865	—	—
BALCO	432	362	19%	1,623	1,197	36%
HZL Wind	45	44	2%	201	219	(8%)

1.	Including captive consumption of 1,340 tonnes and 5,898 tonnes in Q4 and full year, as compared with 1,601 tonnes and 7,308 tonnes in corresponding prior periods, respectively.

2.	Including captive consumption of 7,000 Kgs and 31,000 Kgs in Q4 and full year, as compared with 8,000 Kgs and 38,000 Kgs in corresponding prior periods, respectively.

3.	Zinc International numbers are reported for the period post acquisition.

4.	Plants no longer operational.

5.	Energy does not include the sales of surplus power from various captive power plant.

Sterlite Industries (I) Ltd.
Production Release for the Fourth Quarter and Year Ended 31 March 2011
For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.